MFS® INVESTMENT MANAGEMENT

500 Boylston Street, Boston, Massachusetts 02116-3741

617 - 954-5000

February 6, 2009

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

MFS® Variable Insurance Trust II (formerly, MFS/Sun Life Series Trust (the “Trust”) (File Nos. 2-83616 and 811-3732) on Behalf of MFS® Global Research Portfolio (formerly, MFS® Research Portfolio (the “Fund”) Post-Effective Amendment No. 43 to the Registration Statement on Form N-1A

Ladies and Gentlemen:

Enclosed herewith for filing pursuant to (1) the Securities Act of 1933, as amended and Rule 485(a) thereunder, (2) the Investment Company Act of 1940, as amended and (3) Regulation S-T, please find Post-Effective Amendment No. 43 to the Registration Statement of the Trust (the “Amendment”), marked to indicate all changes from Post-Effective Amendment No. 42 to the above-captioned Registration Statement, except in the case of the Prospectuses of the Fund, which have been not been marked.

This Amendment is being filed to incorporate revisions associated with changes to the Fund’s name and investment policies, which became effective October 6, 2008, and other minor changes. This amendment does not affect the currently effective prospectuses or statement of additional information for the other portfolios and classes of the Trust’s shares.

Financial and other updating disclosure will be added in a subsequent filing under Rule 485(b).

If you have any questions concerning the foregoing, please call the undersigned at (617) 954-4340 or Lisa Foley at (617)954-6634.

Sincerely,

SUSAN A. PEREIRA
Susan A. Pereira
Senior Counsel

SAP/bjn

enclosures